SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 3)*


                           BARRINGER LABORATORIES INC.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   068508 10 0
                                 (CUSIP Number)

Richard S. Rosenfeld                                      John D. Hogoboom, Esq.
 Vice President - Finance                             Lowenstein, Sandler, Kohl,
Barringer Technologies Inc.                                Fisher & Boylan, P.A.
219 South Street                   with a copy to           65 Livingston Avenue
New Providence, New Jersey 07974                     Roseland, New Jersey  07068
(908) 665-8200                                                    (201) 992-8700

                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)

                                November 11, 1996
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule l3d-1(a) for other parties to whom copies are to be be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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(1) Names of Reporting Persons (S.S. or I.R.S. Identification Nos. of Above
    Persons):

              Barringer Technologies Inc.                          84-0720473
--------------------------------------------------------------------------------

(2) Check the Appropriate Box if a Member of a Group (See Instructions): (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------

(3) SEC Use Only


(4) Source of Funds (See Instructions):  OO


(5)  Check Box if Disclosure of Legal Proceedings is Required Pursuant
     to Items 2(d) or 2(e):                                            [ ]

(6)  Citizenship or Place of Organization:       Delaware


Number of Shares           (7)  Sole Voting Power:                       71,715*
Beneficially Owned         (8)  Shared Voting Power:                           0
by Each Reporting          (9)  Sole Dispositive Power:                  71,715*
Person With:              (10)  Shared Dispositive Power:                      0
--------------------------------------------------------------------------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person:      71,715*

--------------------------------------------------------------------------------

(12)  Check if the Aggregate Amount in Row (11) Excludes
      Certain Shares (See Instructions):                                     [ ]
--------------------------------------------------------------------------------

(13)  Percent of Class Represented by Amount in Row (11):                   4.6%
--------------------------------------------------------------------------------

(14)  Type of Reporting Person (See Instructions):                           CO
--------------------------------------------------------------------------------

____________________
*Includes 7,500 Shares issuable upon exercise of a Warrant.

Item 1.   Security and Issuer.

     This Statement on Schedule 13D (as amended herein, the "Schedule 13D") is being filed by Barringer Technologies Inc. (formerly Barringer Resources Inc.) a Delaware corporation (the "Company"), and relates to the Common Stock, par value $.01 per share (the "Common Stock"), of Barringer Laboratories, Inc., a Delaware corporation ("Labco"), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Act"). The principal executive offices of Labco are located at 15000 West 6th Avenue, Suite 300, Golden, CO 80401.

Item 5.   Interest in Securities of the Issuer.

     Item 5 of the Schedule 13D is hereby amended by adding thereto the following:

     Pursuant to the terms of the Termination Agreement the Company disposed of the following shares of Labco Common Stock:

          Date            Number of Shares                      Price Per Shares
        11/11/96               200,000                               $1.6875

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:        November 11, 1996



                                                        /s/Richard S. Rosenfeld
                                                        ________________________
                                                        Richard S. Rosenfeld,
                                                        Vice President - Finance

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).